MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

November 24, 2021

Via Edgar Correspondence

Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 2054

Re:	Maverick Energy Group, Ltd.
Amendment No. 5 to Offering Statement on Form 1-A Filed October 28, 2021
File No. 024-11407

Dear Ms. Barberena-Meissner:

We have received your correspondence dated November 22, 2021. We have addressed your comments by reproducing them below in bold italics and providing our response immediately thereafter:

Amendment No. 5 to Offering Statement on Form 1-A Summary

Our December 15, 2020 Press Release, page 3

1.	We note your response to prior comment 1. Please revise to clarify, if true, that you have calculated the $150 million valuation by multiplying your forecasted net income for the next 12 months by a P/E ratio of 16.98, and applying a discount rate of 27%. Clearly disclose why you believe this to be an appropriate method to value your business and state whether you have considered other valuation techniques, such as income or market approach techniques, to determine the reasonableness of your valuation.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

In addition, disclose whether you considered as part of the valuation recent comparable transactions in your target area with the metrics you have assumed, including your assumed daily oil production, costs, and purchase price. If you did not consider any such recent comparable transactions, please disclose this information in your offering circular, and discuss the risk to your internal estimates of gross revenue, net income before taxes, and post-money valuation figures in the event that you do not close on an acquisition or acquisitions with metrics comparable to those you have assumed in your valuation.

Response: Please see our response above.

2.	We note your disclosure that you have assumed you would close the offering with $20 million. Please discuss the impact on your valuation in the event that you are not able to sell 100% of the shares in this offering.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

Ms. Barberena-Meissner

November 24, 2021

3.	It appears that you are assuming that Maverick acquires a 100% working interest and an 80% net revenue interest (assuming various royalties of 20%) in the potential new oil and gas leases. However, this does not appear to be consistent with your disclosure that you have assumed in your valuation that you will partner with established oil and gas companies. Please revise to discuss the impact on your internal estimates of gross revenue, net income before taxes, and post-money valuation figures in the event that you acquire less than a 100% working interest.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

4.	It appears that your assumed $20.1 million in gross revenues in the 12 months following the completion of this offering assumes a constant production rate of 1,013 barrels of oil a day. However, this does not appear to be consistent with your disclosure that you have assumed first production commencing three months following qualification of this offering. Please disclose the impact on your internal estimates of gross revenue, net income before taxes, and post-money valuation figures.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

5.	We note your disclosure that you have assumed an oil and gas average P/E ratio of 16.98, and your response that the 16.98 P/E ratio reflects an “Investopedia standard.” If you retain your reference to this being a “standard” industry P/E, provide your basis for such statement. Revise your disclosure to provide context for such ratio, including a citation to your source for such information and the date of the data underlying the P/E ratio from such source. Disclose the risk that this does not reflect the current industry average. In addition, discuss the risk that such Investopedia P/E ratio includes the metrics of companies that are not comparable to your company as of the date of your offering. State, if true, that the P/E ratio applicable to Maverick, based on your disclosed assumptions, is significantly lower than 16.98. In this regard, we note a 16.98 P/E ratio assumes a price per share of your common stock of $1.0813. Revise to discuss the impact that a lower P/E ratio would have on your valuation.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

6.	Your response to prior comment 2 indicates that your forecasted production of 1,013 barrels of oil per day will come entirely from newly acquired oil and gas leases. Please disclose whether such forecasted amounts include production from existing producing wells only, or includes future production from reworking existing wells and drilling new wells. If considered in your valuation, state (1) the amount forecasted to result from the acquisition of existing producing wells only, and (2) the amount forecasted to result from reworking existing wells and drilling new wells. If such amounts were not considered in your forecasted results, please state this information in your offering circular, and discuss the related risks to your valuation. In addition, disclose the risks and uncertainties that reworking existing wells and drilling new wells may have on achieving your forecasted daily production in the twelve months following your offering.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

Please revise your disclosure to discuss the risks and uncertainties related to the acquisition of these leases. In addition, please state, if true, that you do not have any written agreements with respect to such future acquisitions, and that as a result, the terms of any such acquisitions have not been determined, and the assumptions underlying your projections are based on theoretical acquisitions.

Response: Please see our response above.

7.	We note your response to prior comment 2 with respect to your use of the 27% discount rate. Please revise your offering circular to disclose your basis for the use of the 27% discount rate and how it was determined.

Response: We have revised our disclosure to state that the original valuation and underlying forecasted results announced in our December 2020 press release no long reflect management’s views.

Ms. Barberena-Meissner

November 24, 2021

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,

/s/ James W. McCabe
James W. McCabe

cc: Ernest M. Stern, Esq.